The OLB Group, Inc.
200 Park Avenue, Suite 1700
New York, NY 10166

December 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Fetterolf

Re:	The OLB Group, Inc.

Amendment No. 1 to Form S-3 on Form S-1 Registration Statement

Filed December 3, 2021

File No. 333-261153

Dear Mr. Fetterolf:

The OLB Group, Inc. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 13, 2021, regarding the Amendment No. 1 to Form S-3 on Form S-1 Registration Statement filed December 3, 2021 (“Amendment No. 1”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Changes made in response to the Staff’s comments have been made in the Company’s Amendment No. 2 to Registration Statement on Form S-1, which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Form S-3 on Form S-1 Registration Statement filed December 3, 2021

General

1.

Please amend your registration statement to include the following information:

• a summary of your risk factors pursuant to Item 105(b) of Regulation S-K;

• a description of your common stock pursuant to Item 202 of Regulation S-K; and

• a beneficial ownership table as of the most recent practicable date pursuant to Item

403 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has included the information set forth in the comment in Amendment No. 2 to the Registration Statement on Form S-1.

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We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Barry I. Grossman, Esq. at bigrossman@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Ronny Yakov
Ronny Yakov Chief Executive Officer

cc:	Barry I. Grossman, Esq. David Selengut, Esq. Samuel Katz, Esq.
Ellenoff Grossman & Schole LLP